4imprint Group plc

RECEIVED
2005 APR 29 A 11:21
OFFICE OF INTERNATIONAL CORPORATE FINANCE

22 April 2005

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington DC 20549
USA




05007704

SUPPL

Dear Sirs

4imprint Group plc (File No. 82-5104)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange of 1934

On behalf of 4imprint Group plc (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make pursuant to the laws of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE") and which was or will be made public by the LSE or (iii) has distributed or become required to distribute to its security holders:-

Date	*Document*
22.04.05	Result of Tender Offer

If you should have any questions or comments, please call the undersigned at 001-44-161 272 4000.

Yours faithfully

PROCESSED
MAY 13 2005
THOMSON FINANCIAL

p.p. T. D. Hallam

Andrew Scull
Company Secretary

dlw 5/12


financial
express

4imprint Group PLC
22 April 2005

NOT FOR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA, JAPAN, SOUTH AFRICA OR THE REPUBLIC OF IRELAND

4imprint Group plc ('4imprint')

Result of Tender Offer

The Board of 4imprint announces that valid tenders pursuant to the Tender Offer made by Panmure Gordon, which closed at 3.00 p.m. on 21 April 2005, were received for 9,755,182 Ordinary Shares. The Strike Price for the Tender Offer is 245 pence per Ordinary Share.

Valid tenders at or below the Strike Price will be accepted in full at the Strike Price and tenders at prices above the Strike Price will not be accepted. A total of 3,905,610 Ordinary Shares are being repurchased for cancellation, leaving 25,043,818 Ordinary Shares in issue.

The repurchase of the tendered Ordinary Shares will be effected by Panmure Gordon on Friday 22 April 2005. 4imprint will subsequently acquire for cancellation from Panmure Gordon, at the Strike Price of 245 pence, the Ordinary Shares purchased by Panmure Gordon under the Tender Offer.

The consideration for the Tender Offer is expected to be despatched on 27 April 2005 to those Shareholders who have successfully tendered Ordinary Shares under the Tender Offer.

Definitions used in this announcement have the same meanings given in the circular sent to Shareholders dated 7 April 2005 setting out the formal terms of and condition to the Tender Offer.

ENQUIRIES

4imprint Group plc

Ken Minton, Executive Chairman 0161 272 4000

Panmure Gordon

Dominic Morley 020 7187 2000

Panmure Gordon, which is regulated in United Kingdom by the Financial Services Authority, is acting for 4imprint and for no-one else in connection with the Tender Offer and will not be responsible to anyone other than 4imprint for providing the protections afforded to customers of Panmure Gordon or for providing advice in connection with the matters set out in this announcement or any transaction or arrangement referred to herein.

This information is provided by RNS
The company news service from the London Stock Exchange

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